Exhibit 99.1

News Release

XOMA Reports Second Quarter 2008 Financial Results

Berkeley, CA – August 7, 2008 — XOMA Ltd. (NASDAQ: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its results for the quarter ended June 30, 2008.

“In the second quarter of 2008, XOMA made clear progress in its proprietary clinical programs, presented related data at two major medical conferences, increased its cash balance, and grew its royalty revenues,” said Steven Engle, Chairman and Chief Executive Officer of XOMA. “The safety profile and potential for monthly dosing of XOMA 052, our anti-IL-1 antibody, were reported in a published abstract of a planned presentation at the European Association for the Study of Diabetes (EASD) in September. At the EASD meeting, we plan to present interim data on measures of clinical activity of XOMA 052 against diabetes and inflammation from two Phase 1 studies in Type 2 diabetes patients.”

In June 2008, evidence supporting the therapeutic hypothesis of IL-1 blockade was presented in a follow-up study of Type 2 diabetes patients who received anakinra, an FDA approved IL-1 blocker. The findings highlight the disease-modifying potential of the IL-1 inhibitor approach and demonstrated a reduction in the amount of insulin needed by patients nine months after final treatment with anakinra. Also in June 2008, XOMA presented encouraging preclinical data demonstrating that XOMA 052 has a positive effect against disease in mouse models of diabetes and arthritis. We also started a Phase 2A study of XOMA 629, a topical antimicrobial gel, as a potential treatment for the common skin infection, impetigo.”

Engle continued, “We remain on track to meet our other 2008 goals. They include increasing the revenue generated through our antibody collaborations, adding additional technology license agreement and advancing our innovative biodefense initiatives. We added approximately $31 million to our cash balance in May 2008 through a non-dilutive royalty-based loan facility, and we were pleased to see UCB gain approval of CIMZIA® for the treatment of Crohn’s disease, an approval that will generate future royalty revenues for XOMA. Working with world class partners, XOMA now has more than sixteen active partnered and internal product development programs.”

Second Quarter 2008 Financial Results

XOMA’s total revenues were $11.1 million in the second quarter of 2008, compared to $14.1 million in the second quarter of 2007. The decrease from 2007 was due primarily to the timing of work activities with the National Institute of Allergy and Infectious Disease (NIAID) and Aveo Pharmaceuticals, Inc. (now with Schering Plough Research Institute and referred to as SPRI/Aveo) which were higher at this time last year. The decrease was partially offset by higher royalty revenues and increased activities related to XOMA’s collaborations with Takeda Pharmaceutical Company Limited (Takeda) and Schering Plough Research Institute (SPRI).

The operating loss for the second quarter was $18.8 million in 2008 compared to an operating loss of $7.5 million for the second quarter of 2007, reflecting increased spending on the development of proprietary products and an increase in compensation-related costs of $3.8 million, including an increase of $2.0 million in non-cash share-based compensation. The net loss for the second quarter was $20.7 million or $0.16 per share for 2008, compared with a net loss of $8.3 million or $0.06 per share for the second quarter of 2007.

Cash, restricted cash, cash equivalents, and short-term investments at June 30, 2008 were $35.6 million of which $8.3 million was restricted cash reserved primarily for the servicing of the royalty-backed loan with Goldman Sachs. At December 31, 2007, cash, restricted cash, cash equivalents, and short-term investments were $44.6 million of which $6.0 million was restricted cash. In May 2008, the company added approximately $30.9 million in cash through the refinancing of its royalty-backed loan facility. A more detailed discussion of XOMA’s second quarter 2008 financial results is provided below and in the company's Form 10-Q filing with the SEC.

Analyst and Investor Day Scheduled for September 25 in NY

XOMA will host a meeting in New York on the afternoon of September 25, 2008 for equity analysts and institutional investors to review its antibody discovery and development programs. The live event will be available by webcast.

Recent Highlights

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XOMA 052 Phase 1 data to be presented on September 8 at European Association for the Study of Diabetes (EASD) annual meeting: XOMA 052 is XOMA’s proprietary anti-inflammatory antibody targeting IL-1 mediated diseases. The company will present interim results from two ongoing Phase 1 studies of XOMA 052 in patients with Type 2 diabetes at the opening session of the 44th annual meeting of EASD at 10:45 a.m. CEST on September 8, 2008. The oral presentation will examine safety and pharmacokinetics of XOMA 052 and standard measures of diabetic and inflammatory disease such as hemoglobin A1c and C-reactive protein. The presentation will contain an interim analysis of dose-related trends for these measures at 28 days based on five dose groups from the US study and three dose groups from the European study, for a total of 48 patients, of whom 40 received XOMA 052 and 8 received placebo.

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XOMA 052 data in published EASD abstract support safety profile and potential monthly dosing: Data included in the abstract for the EASD presentation showed that XOMA 052 was well tolerated and without any evidence of serious drug-related adverse events or infusion reactions. Clearance of XOMA 052 was consistent with that of a human antibody with a terminal half-life of 15-21 days. When combined with XOMA 052’s high binding affinity of 300 femtomolar, this drug profile could support dosing of once per month or longer in Type 2 diabetes patients.

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XOMA 052 advances to sixth and final U.S. dose group: XOMA is currently conducting two randomized, placebo-controlled, double-blind studies of XOMA 052 in patients with Type 2 diabetes in the US and in Europe. The U.S. study has advanced to the sixth of six planned dose groups and the European study has advanced to the fourth of six planned dose groups. XOMA plans to complete all six dosing groups in both studies.

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XOMA 052 preclinical data demonstrated positive diabetes results in mouse model: XOMA presented data in a poster at the American Diabetes Association (ADA) 2008 Scientific Sessions in June demonstrating that mice treated with XOMA 052 exhibited a statistically significant reduction in glucose levels, preservation of insulin production during glucose tolerance testing and reduction in cholesterol levels. The data indicate the potential of XOMA 052 to be a disease-modifying treatment for Type 2 diabetes and reduce cardiovascular risk.

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Data presented at ADA on another IL1 drug anakinra demonstrated reduction of required insulin nine months after last dose: Researchers studying the approved IL-1 blocker anakinra in Type 2 diabetes presented follow-up data to their landmark 2007 New England Journal of Medicine paper. Nine months following 13-week treatment with anakinra, those Type 2 diabetes patients who responded to anakinra treatment during the initial 13-week study showed a 67 percent reduction in the use of insulin to control their disease.

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XOMA 052 preclinical data showed anti-inflammatory effects in mouse model of rheumatoid arthritis: In a poster presented at the Federation of Clinical Immunology Societies 2008 FOCIS Annual Meeting in June, data demonstrated that XOMA 052 treatment in a mouse model of rheumatoid arthritis significantly reduced the bone and cartilage destruction caused by collagen-induced arthritis and effectively prevented and treated disease as assessed by a standard measure of inflammation and swelling and by histologic and radiographic analysis.

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Clinical evidence of anti-inflammatory therapeutic approach behind XOMA 052 grows: The positive clinical effect of a therapeutic class of drugs called IL-1 blockers was demonstrated recently in two different indications. In April 2008, positive results of Phase 2 studies of two IL-1 antibodies were announced by other companies, one in rheumatoid arthritis and another in Muckle-Wells disease. The IL-1 blocker in each study was well tolerated and reduced symptoms in patients. XOMA believes these results strengthen the medical hypothesis for the development of XOMA 052. In February 2008, the FDA approved the second IL-1 therapeutic drug for cryopyrin-associated periodic syndromes (CAPS), providing additional regulatory support for the development of IL-1 blocking therapeutics.

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Additional clinical studies planned for XOMA 052: Based on positive Phase 1 results, XOMA plans to initiate Phase 2 studies of XOMA 052 in the second half of 2008 in acute gout, systemic juvenile idiopathic arthritis and rheumatoid arthritis, three additional indications for which IL-1 blocking agents have shown activity and were well tolerated in studies by other companies. In addition, XOMA plans to initiate Part 2 and Part 3 of the U.S. Type 2 diabetes study to evaluate multiple dose and subcutaneous administration of XOMA 052.

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New royalty payments expected from UCB for its recently approved drug for Crohn’s disease: In April 2008, CIMZIA® was approved by the U.S. Food & Drug Administration (FDA) for the treatment of Crohn’s disease and is the second marketed therapeutic product manufactured under license using XOMA’s proprietary bacterial cell expression technology. UCB announced that commercial distribution of CIMZIA® started in April 2008. UCB has also said its U.S. marketing approval application for CIMZIA® in a second indication - rheumatoid arthritis – was accepted by the FDA. Royalties from XOMA’s bacterial cell expression licenses range from 0.5 percent to 3.0 percent of sales of covered products. Genentech’s drug LUCENTIS® for age-related macular degeneration was the first drug approved by the FDA that is manufactured using XOMA’s proprietary bacterial cell expression technology. XOMA receives royalties from Genentech on U.S. sales of LUCENTIS®.

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Phase 2A study initiated for XOMA’s proprietary anti-bacterial drug candidate: XOMA initiated a Phase 2A study to evaluate XOMA 629, a topical antimicrobial gel, as a treatment for impetigo, a common skin disease that affects one million patients in the U.S. annually. XOMA expects to announce preliminary results from the study of 45 impetigo patients in the fourth quarter of 2008.

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New lymphoma study initiated for oncology drug HCD122; leukemia study ended: Novartis AG and XOMA have started a Phase 1/Phase 2 clinical study of HCD122 in lymphoma. The open-label multi-site study involves adults with non-Hodgkin’s lymphoma or Hodgkin’s lymphoma who have received at least two prior therapies. The patients are receiving HCD122 intravenously once a week for four weeks. The study is a dose escalating design which will enroll up to 50 patients and evaluates the highest tolerated dose, safety and activity of HCD122. HCD122 is a fully human antibody that targets the CD40 antigen and is the lead product in the antibody development collaboration between Novartis and XOMA. After an evaluation of patient availability and enrollment patterns, the Phase 1 study of HCD122 in patients with refractory chronic lymphocytic leukemia (CLL) was ended. The CLL study was started in December 2004.

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Progress in biodefense activity and clinical supplies of XOMA 052 produced: XOMA’s biodefense programs continued to make progress in the manufacturing and preclinical areas with the goal of initiating clinical testing of an anti-botulinum antibody formulation for clinical testing in 2009. The biodefense contract work is being performed on a cost plus fixed-fee basis and is 100 percent funded with Federal funds from the National Institute of Allergy and Infectious Diseases under Contract No. HHSN266200600008C. XOMA has produced clinical supplies of XOMA 052 necessary for Phase 2 studies and successfully completed multiple external audits of its operations.

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Increased cash balance: In May 2008, XOMA raised net proceeds of approximately $30.9 million by entering into a five-year $55 million loan facility, non-dilutive to shareholders, with Goldman Sachs Specialty Lending Group, L.P. (Goldman Sachs). The loan is secured by royalty revenues the company receives from sales of RAPTIVA®, LUCENTIS® and CIMZIA®. Proceeds will be used for general corporate purposes, including the development of proprietary products. The loan involves no transfer of patent ownership or licenses.

Financial Discussion

Revenues

XOMA’s total revenues were $11.1 million in the second quarter of 2008, compared to $14.1 million in the second quarter of 2007. Revenues for the first half of 2008 were $23.2 million compared to $26.4 million in the first half of 2007.

License and collaborative fee revenues were $0.2 million for the quarter ended June 30, 2008, compared with $0.1 million for the same period of 2007.

Contract revenues for the second quarter totaled $5.6 million in 2008, compared with $9.7 million for the same period of 2007. The decrease of $4.1 million resulted primarily from the timing of work activities related to our service agreements with SPRI/Aveo and NIAID and was partially offset by increased antibody collaboration activities in our contracts with Schering-Plough Research Institute and Takeda.

Royalties were $5.3 million for the second quarter of 2008 compared with $4.3 million in the second quarter of 2007, an increase of $1.0 million resulting primarily from higher sales of RAPTIVA® and LUCENTIS® outside the US. Note: Following the expiration of certain European patents related to XOMA’s bacterial cell expression technology, XOMA’s right to royalties on sales of LUCENTIS® outside of the U.S. ended in the third quarter of 2008. U.S. patents and the related rights to royalties on U.S. sales continue through at least 2014.

Expenses

XOMA’s research and development expense for the second quarter of 2008 totaled $23.5 million, compared with $17.3 million in the same period of 2007. The increase of $6.2 million primarily reflects spending on the development of XOMA 052 and XOMA 629, both currently in clinical trials, and work done to generate revenues under our contracts with Takeda and Schering-Plough Research Institute.

General and administrative expense for the second quarter of 2008 was $6.4 million compared with $4.4 million for the same period last year. This increase of $2.0 million includes a $1.2 million increase in non-cash share-based compensation charges.

Interest expense for the second quarter of 2008 was $2.2 million compared with $1.2 million for the same period of 2007. The increase includes amortization of the remaining balance of $0.6 million in debt issuance costs associated with the original Goldman Sachs loan combined with the increased interest rate and principal balance associated with the refinanced Goldman Sachs loan. Interest expense in the second quarter of 2008 consisted primarily of $0.3 million related to the company’s collaboration-related loan from Novartis and $1.9 million related to the Goldman Sachs loans.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at June 30, 2008 were $27.4 million compared with $19.0 million at March 31, 2008. Principal repayment of the original Goldman Sachs loan in the quarter was $22.1 million. Cash used in operating activities during the second quarter of 2008 was $12.1 million compared with $6.1 million during the second quarter of 2007. Net proceeds received in May 2008 from the new Goldman Sachs loan were approximately $30.9 million after repayment of the original loan and payment of transaction-related expenses.

As of June, 2008, XOMA held $0.3 million in Auction Rate Securities, reflecting a reduction in its holdings of $8.3 million compared to December 31, 2007 when the company held $8.6 million in Auction Rate Securities. The issuers of the remaining $0.3 million have announced repurchase plans scheduled to be completed by August 15, 2008. Accordingly, these assets are recorded as short-term investments on the balance sheet as of June 30, 2008.

Based on current spending levels, anticipated revenues, collaborator funding, proceeds from our refinanced loan from Goldman Sachs, and other sources of funding we believe to be available, we estimate that we have sufficient cash resources to meet our anticipated net cash needs through at least the next twelve months. Any significant revenue shortfalls, increases in planned spending on development programs or more rapid progress of development programs than anticipated, as well as the unavailability of anticipated sources of funding, could shorten this period. Progress or setbacks by potentially competing products may also affect our ability to raise new funding on acceptable terms.

Long-term Debt

At June 30, 2008, XOMA had outstanding principal of $55.0 million on the 5-year term loan from Goldman Sachs established in May 2008 and $21.3 million of long-term debt to Novartis. The long-term debt to Novartis represents XOMA’s borrowings under a $50.0 million loan facility established to facilitate XOMA’s participation in its collaboration with Novartis. The Novartis loan is secured by XOMA’s interest in the collaboration and is not due until 2015. The Goldman Sachs loan is secured by the company’s royalty revenue for RAPTIVA®, LUCENTIS® and CIMZIA®.

Guidance Update

XOMA is reiterating the financial guidance for the full year 2008 that it announced on May 8, 2008. The company expects that revenue for 2008 will be between 80 percent and 95 percent of the revenues of $84.3 million in 2007. The company expects that research and development expense for 2008 will increase between 25 percent and 35 percent from the $66.2 million spent in 2007. General and administrative expense for 2008 is expected to increase between 15 percent and 25 percent from the $20.6 million spent in 2007. The company expects it will use cash of $20 million to $25 million in 2008 operating activities and will spend $11 million to $12 million in capital expenditures.

Product Highlights

XOMA 052: XOMA 052 is currently being studied in two clinical trials in Type 2 diabetes patients. It is a potent monoclonal antibody with the potential to impact multiple inflammatory diseases such as rheumatoid arthritis, diabetes and acute gout by blocking the production of a powerful mediator of inflammation called interleukin-1 beta or IL-1 beta. The XOMA 052 antibody binds to the IL-1 beta ligand and neutralizes its biologic activity. By capturing the IL-1 beta ligand in this way, XOMA 052 is designed to interrupt the cellular signaling events induced by the ligand that contribute to multiple inflammatory conditions.

Because of its high binding affinity, specificity and half-life, XOMA 052 may provide convenient monthly dosing in the treatment of most chronic IL-1 mediated diseases.

XOMA 052’s development may represent a novel therapeutic approach to diabetes for patients and physicians. Unlike current therapies that increase the availability of insulin, XOMA 052 targets the inflammatory process which is believed to underlie the cause of diabetes.

The two randomized, placebo-controlled, double-blind, dose-escalation studies in Type 2 diabetes are designed to assess the safety and pharmacokinetics of XOMA 052, and measure levels of Hemoglobin A1c and systemic inflammation. The European study and part one of the U.S. study will each enroll up to 36 patients and investigate six escalating levels of single-dose intravenous drug administration, 0.01, 0.03, 0.1, 0.3, 1.0 and 3.0 mg/kg, in six groups of patients. The European study has advanced to the fourth dose group; part one of the U.S. study has advanced to the sixth and final dose group. XOMA expects to present preliminary data from the European study and part one of the U.S. study on September 8, 2008 at the annual meeting of the EASD in Rome, Italy. Parts two and three of the U.S study together will enroll up to an additional 36 patients and involve single-dose subcutaneous and multi-dose intravenous administrations, respectively.

In 2008, XOMA plans to initiate Phase 2 clinical studies of XOMA 052 in rheumatoid arthritis (RA), systemic juvenile idiopathic arthritis (sJIA) and acute gout, assuming sufficiently positive safety and pharmacokinetics data from the Phase 1 studies of Type 2 diabetes.

XOMA developed XOMA 052 using the company’s extensive antibody discovery infrastructure and humanized it using XOMA's Human Engineering™ technology. XOMA 052 is fully owned by XOMA.

RAPTIVA® (efalizumab) Collaboration with Genentech and Merck Serono - According to Genentech and Merck Serono SA, worldwide sales of RAPTIVA® in the second quarter of 2008 were $64 million, with $28 million coming from Genentech’s sales in the U.S. and $36 million from Merck Serono SA’s sales internationally. Second quarter sales grew 19 percent compared to $54 million in the second quarter of 2007, and grew 10 percent compared to $58 million in the first quarter of 2008. XOMA earns a mid single-digit royalty on worldwide sales of RAPTIVA®.

LUCENTIS® (ranibizumab injection) by Genentech - LUCENTIS® is an antibody fragment against Vascular Endothelial Growth Factor (VEGF) for the treatment of neovascular (wet) age-related macular degeneration, which causes vision loss in the elderly. LUCENTIS® is the first marketed therapeutic product manufactured under a license using XOMA’s bacterial cell expression technology, an enabling technology used to discover and screen, as well as develop and manufacture, recombinant antibodies and other proteins for commercial purposes. LUCENTIS® was approved by the FDA in June of 2006 and in the European Union, where it is distributed by Novartis, in January of 2007.

According to Genentech and Novartis, worldwide sales of LUCENTIS® in the second quarter of 2008 were $458 million, with $216 million coming from Genentech’s sales in the U.S and $242 million from Novartis’ sales internationally. Second quarter sales grew 64 percent compared to $280 million in the second quarter 2007, and grew 17 percent compared to $393 million in the first quarter of 2008.

Certain European patents in our bacterial cell expression portfolio pertaining to LUCENTIS® expired in July 2008. As a result, XOMA’s right to royalties on sales of LUCENTIS® outside of the U.S. ended in the third quarter of 2008.

CIMZIA® (certolizumab pegol) by UCB - CIMZIA® is an antibody fragment against Tumor Necrosis Factor alpha (TNF alpha) for the treatment of Crohn’s disease and is the second marketed therapeutic product manufactured under license using XOMA’s bacterial cell expression technology. CIMZIA® was approved by the FDA in April of 2008 for the treatment of moderate to severe Crohn’s disease in adult patients who have not responded to conventional therapy and is currently under review for approval in rheumatoid arthritis by the FDA in the U.S. UCB has announced that commercial distribution of CIMZIA® started in April of 2008. XOMA expects to receive product royalties from UCB on U.S. sales of CIMZIA on a trailing quarter basis.

HCD122 with Novartis - HCD122 is a fully human anti-CD40 antibody designed as an antagonist to CD40 and as a treatment for B-cell mediated diseases, including malignancies and autoimmune diseases. This antibody has a unique, dual mechanism of action that blocks tumor cell growth and recruits immune effector cells to kill tumor cells. HCD122 is the first product candidate selected under the multi-product antibody development and commercialization agreement announced by Novartis and XOMA in March of 2004.

In April 2008, Novartis and XOMA started a Phase 1/2 clinical study of HCD122 for patients with lymphoma. In the open-label multi-site study, adults with non-Hodgkin’s lymphoma or Hodgkin’s lymphoma who have received at least two prior therapies will receive HCD122 intravenously once a week for four weeks. The study will evaluate highest tolerated dose, safety and activity of HCD122, and will enroll up to 50 patients.

In April 2005, XOMA announced the initiation of a Phase 1 study of HCD122 for patients with advanced chronic lymphocytic leukemia, and in July 2008 XOMA this study was terminated due to limited patient availability and enrollment patterns. In October of 2005, XOMA and Novartis initiated a second Phase 1 study for patients with multiple myeloma. In December of 2006, the companies reported favorable preliminary results of these Phase 1 trials, as well as favorable pre-clinical results of comparisons of HCD122 with RITUXAN®.

In addition to HCD122, XOMA is investigating a number of undisclosed preclinical stage programs with Novartis.

XOMA 629 - XOMA 629 is a synthetic peptide derived from an amino acid sequence found in bactericidal/permeability-increasing protein (BPI), a human host-defense protein that is one of the body's early lines of defense against invading microorganisms. XOMA is currently evaluating XOMA 629 topically for the eradication of Staphylococcus aureus (staph), both methicillin-sensitive (MSSA) and methicillin-resistant (MRSA), and for superficial skin infections, such as impetigo.

Along with an alarming rise in antibiotic resistance, treatment of topical bacterial infections has become more complex. In preclinical studies, XOMA 629 has been shown to act as a broad-spectrum antimicrobial compound. XOMA 629 has an encouraging safety profile based on clinical experience in approximately 300 patients.

Contract Development and Collaboration Agreements

NIAID Contract: Anti-Botulinum Neurotoxin Program

In July of 2006, XOMA was awarded a $16.3 million contract to produce monoclonal antibodies for the treatment of botulism to protect U.S. citizens against the harmful effects of botulinum neurotoxins used in bioterrorism. XOMA is continuing to make progress in completion of this contract. The contract work is being performed on a cost plus fixed fee basis over a three-year period and will be 100 percent funded with Federal funds from the National Institute of Allergy and Infectious Diseases (NIAID) under Contract No. HHSN266200600008C.

SRI International Subcontract

In November of 2006, XOMA was designated as a subcontractor under a prime contract between SRI International of Menlo Park, California, and NIAID. Under the subcontract, XOMA would manufacture a variety of monoclonal antibody therapeutic agents of importance to NIAID.

Schering-Plough Research Institute Collaboration: Multiple Antibody Projects for Undisclosed Targets

In May of 2006, XOMA entered into a collaboration agreement with the Schering-Plough Research Institute (SPRI) to conduct multiple therapeutic monoclonal antibody discovery and development projects. During the collaboration, XOMA will discover therapeutic antibodies against targets selected by SPRI, use its phage display libraries to generate fully human antibodies and the company's proprietary Human Engineering technology to humanize antibody candidates generated by hybridoma techniques, perform pre-clinical studies to support regulatory filings, cell line and process development and produce antibodies for initial clinical trials. In January of 2007, XOMA announced that this collaboration had been expanded to include oncology targets. XOMA estimates that it could receive more than $75 million before royalties over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Takeda Pharmaceutical Collaboration: Multiple Antibody Projects for Undisclosed Targets

In November of 2006, the company entered into a collaboration agreement with Takeda to conduct multiple therapeutic monoclonal antibody discovery and development projects. During the collaboration, XOMA will discover therapeutic antibodies against multiple targets selected by Takeda. In February of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets including those in oncology. XOMA estimates that it could receive more than $230 million, before royalties, over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Investor Conference Call

XOMA will host a conference call and webcast to discuss its second quarter 2008 results today, August 7, 2008, at 4:30 p.m. Eastern. The webcast can be accessed via XOMA's website at www.xoma.com and will be available for replay until close of business on November 7, 2008. Telephone numbers for the live audiocast are 877-407-9205 (U.S. and Canada) and 201-689-8054 (International). No conference ID is necessary. A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on August 21, 2008. Telephone numbers for the replay are 877-660-6853 (U.S./Canada) and 201-612-7415 (International). Two access numbers are required for the replay: account number 286 and conference ID # 292743.

About XOMA

XOMA discovers, develops and manufactures therapeutic antibody and other agents designed to treat inflammatory, autoimmune, infectious and cancerous diseases and is engaged in 16 active development projects. The company’s expanding pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 629, a synthetic antimicrobial peptide compound derived from bactericidal/permeability-increasing protein.

XOMA’s proprietary development pipeline is primarily funded by multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations, and biodefense contracts. XOMA’s technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA(r) (efalizumab) for chronic moderate to severe plaque psoriasis, LUCENTIS(r) (ranibizumab injection) for wet age-related macular degeneration and CIMZIA(r) (certolizumab pegol) for Crohn’s disease.

The company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA’s proprietary Human Engineering(tm) and bacterial cell expression technologies. Bacterial cell expression is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of 330 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Certain statements contained herein concerning the sufficiency of our cash resources, anticipated levels of revenues, expenses and cash utilization, sales of approved products, expected payments under existing agreements and/or product development or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things the sufficiency of our cash and anticipated levels of revenues, expenses and cash utilization may be other than as expected due to unanticipated changes in XOMA’s research and development programs, unavailability of additional arrangements, lower than anticipated sales of approved products or failure of products to receive approval; the sales efforts for approved products may not be successful if the parties responsible for marketing and sales fail to meet their commercialization goals, due to the strength of competition, if physicians do not adopt the products as treatments for their patients or if remaining regulatory approvals are not obtained or maintained; and XOMA will not receive the estimated total amounts of funds if it cannot successfully carry out its obligations under its existing contracts.

These and other risks, including those related to the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA’s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA’s prospects.

Condensed Financial Statements Follow

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XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	June 30, 2008	December 31, 2007
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$20,734	$22,500
Short-term investments	6,629	16,067
Restricted cash	8,285	6,019
Receivables	12,529	12,135
Prepaid expenses	1,369	1,113
Debt issuance costs	398	254

Total current assets	49,944	58,088
Property and equipment, net	27,757	25,603
Debt issuance costs – long-term	1,537	722
Other assets	402	402

Total assets	$79,640	$84,815

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$10,262	$6,995
Accrued liabilities	6,279	7,710
Accrued interest	947	878
Deferred revenue	7,146	8,017

Total current liabilities	24,634	23,600
Deferred revenue – long-term	9,235	10,047
Interest bearing obligation – long-term	76,262	50,850

Total liabilities	110,131	84,497

Commitments and contingencies
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 210,000 designated, no shares issued and outstanding at June 30, 2008 and December 31, 2007, respectively	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding at June 30, 2008 and December 31, 2007, respectively; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 132,330,012 and 131,957,774 shares outstanding at June 30, 2008 and December 31, 2007, respectively	66	66
Additional paid-in capital	744,155	740,119
Accumulated comprehensive income (loss)	11	(9)
Accumulated deficit	(774,724)	(739,859)

Total shareholders’ equity (net capital deficiency)	(30,491)	318

Total liabilities and shareholders’ equity (net capital deficiency)	$79,640	$84,815

The accompanying notes are an integral part of these consolidated financial statements.

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Revenues:
License and collaborative fees	$155	$130	$180	$4,548
Contract and other revenue	5,638	9,747	12,749	14,106
Royalties	5,323	4,259	10,244	7,734

Total revenues	11,116	14,136	23,173	26,388

Operating costs and expenses:
Research and development (including contract related of $4,439, and $5,675 for the three months ended June 30, 2008 and 2007, respectively, and $9,827 and $9,224 for the six months ended June 30, 2008 and 2007, respectively)	23,519	17,315	42,730	33,244
General and administrative	6,388	4,352	12,260	9,261

Total operating costs and expenses	29,907	21,667	54,990	42,505

Loss from operations	(18,791)	(7,531)	(31,817)	(16,117)
Investment and interest income	223	377	615	978
Interest expense	(2,164)	(1,184)	(3,614)	(9,117)
Other income (expense)	42	—	(49)	(10)

Net loss	$(20,690)	$(8,338)	$(34,865)	$(24,266)

Basic and diluted net loss per common share	$(0.16)	$(0.06)	$(0.26)	$(0.20)

Shares used in computing basic and diluted net loss per common share	132,288	131,694	132,222	123,988

The accompanying notes are an integral part of these consolidated financial statements.

Company Contact:	Media & Investors Contact:
Greg Mann	Carolyn Hawley
XOMA	Porter Novelli Life Sciences
510-204-7270	619-849-5375
mann@xoma.com	chawley@pnlifesciences.com